                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                NGC Corporation
- -----------------------------------------------------------------------------
                               (NAME OF ISSUER)

                        Common Shares, $0.01 par value
- -----------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  629121 10 4
- -----------------------------------------------------------------------------
                                (CUSIP NUMBER)

Alan Talkington, Esq.               Jack S. Mustoe
Orrick, Herrington & Sutcliffe      Senior Vice President and General Counsel
400 Sansome Street                  NOVA Corporation
San Francisco, CA  94111            801 Seventh Avenue S.W.
(415) 773-5762                      Calgary, Alberta Canada T2P 2N6
                                    (403) 290-7636
- -----------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 May 22, 1996
          ----------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            THIS REPORT CONSISTS OF 30 SEQUENTIALLY NUMBERED PAGES.
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- -----------------------                                  ---------------------
 CUSIP NO. 629121 10 4           SCHEDULE 13D              PAGE 2 OF 30 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      NOVA Gas Services (U.S.) Inc.


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC,OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            38,623,211

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             38,623,211

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,623,211

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      35.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
 CUSIP NO. 629121 10 4           SCHEDULE 13D              PAGE 3 OF 30 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      NOVA Corporation


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC,OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Alberta, Canada

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          38,623,211
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          38,623,211
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,623,211

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [X]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      35.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

- ------------------------------------------------------------------------------

            With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

            All references herein to Trident refer to NGC Corporation (formerly Trident NGL Holding, Inc. prior to the completion of the Combination (as defined below). All references to the Issuer contained herein refer to NGC Corporation as the surviving corporation in the Combination and its predecessor, Trident NGL Holding, Inc.

   Item 1.  Security and Issuer
            -------------------

            This Statement relates to the Common Stock, $0.01 per share (the "Common Stock"), of NGC Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 13430 Northwest Freeway, Suite 1200, Houston, Texas 77040.

   Item 2.  Identity and Background
            -----------------------

            (a, b, c and f) This Statement is being filed by (i) NOVA Gas Services (U.S.) Inc., a Delaware corporation (the "Reporting Person"), and
   (ii) NOVA Corporation, an Alberta, Canada, corporation ("NOVA"). The Reporting Person is a wholly-owned subsidiary of NOVA Investments (U.S.) Inc. which is, in turn, a wholly-owned subsidiary of Novamerica Investments Ltd., which is, in turn, a wholly-owned subsidiary of NOVA. The principal office of the Reporting Person is 16800 Greenspoint Park Drive, Suite 375 South, Houston, Texas 77060. The principal office of NOVA is 801 Seventh Avenue S.W., Calgary, Alberta T2P 2N6 Canada.

            The principal business of the Reporting Person is to hold NOVA's U.S. gas services investments. The principal business of NOVA is the transportation of natural gas by pipeline, other natural gas services and the production and sale of chemicals.

            Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the officers and directors of the Reporting Person and NOVA.

            (d) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            The Reporting Person acquired the shares of Common Stock owned by it as of March 14, 1995 (the "Effective Time") upon the consummation of the transactions (the "Combination") contemplated by the Combination Agreement and Plan of Merger, dated as of October 21, 1994, (the "Combination Agreement") among Natural Gas Clearinghouse, a Colorado general partnership ("Clearinghouse"), British Gas General Partner, Inc., a Delaware corporation ("BGGP"), British Gas Limited Partner, Inc., a Delaware corporation ("BGLP"), British Gas NGC L.P., a Delaware limited partnership ("BGNGC"), NOVA NGC, Inc., a Delaware corporation ("NOVA NGC"), Participating Employee Partners, a Texas general partnership ("PEP"), David C. Feldman, Inc., a Texas corporation ("DCF"), Trident NGL Holding, Inc., a Delaware corporation ("Trident"), and certain other corporations (the "PEP Partners"). The Combination Agreement is attached hereto as Exhibit 2 and is hereby incorporated by reference in its entirety. In the Combination, at the Effective Time BGGP, BGLP (which together were the sole partners of BGNGC), NOVA NGC and the PEP Partners were merged with and into Trident and DCF contributed the Clearinghouse partnership interests indirectly owned by it to Trident, in each case in exchange for Common Stock. BGNGC and PEP were dissolved by operation of law upon the merger of their respective partners into Trident. Trident, as the surviving corporation in the Combination, became the owner of all of the outstanding equity in Clearinghouse and changed its name to NGC Corporation. It is the Issuer of the Common Stock.

            In connection with the Combination, Trident purchased 14,200,000 shares of its voting common stock and nonvoting common stock (collectively, the "Trident Common Stock") for $11.75 cash per share in a tender offer (made pursuant to the terms of the Combination Agreement) which expired on March 14, 1995.

            An aggregate of $166,850,000 was required to pay for the Trident Common Stock tendered in the offer. The required funds were provided by the Reporting Person, BG Holdings, Inc., a Delaware corporation ("British Gas"), and Clearinghouse. An aggregate of $67,500,000 of such amount was provided by the Reporting Person, which contributed such amount from its working capital to the capital of NOVA NGC (which was merged into Trident in the Combination). An equal amount was provided by British Gas. The referenced capital contributions were made immediately prior to the closing of the Combination. Clearinghouse provided an aggregate of $31,850,000 to fund the purchase of Trident Common Stock from cash on hand and borrowings under a $160 million credit facility.

            The Reporting Person, as the sole stockholder of NOVA NGC, received at the Effective Time an aggregate of 36,766,020 shares of Common Stock in exchange for its indirect interest in Clearinghouse. On February 29, 1996, the allocation period under the Combination Agreement expired and, as a result, the Reporting Person automatically was allotted 1,857,191 Contingent Shares of Common Stock. (See Item 4.)

   Item 4.  Purpose of Transaction
            ----------------------

            The Reporting Person has acquired shares of Common Stock for the purpose of investment.

   Matters Arising From the Trident Transaction
   --------------------------------------------

            Contingent Shares.  The Combination Agreement provides for the
            -----------------
   potential issuance of up to an aggregate of 5,461,538 shares of Common Stock (the "Contingent Shares") to be allocated during a period of 465 days following the Effective Time among the former owners of Trident, on the one hand, and the former owners of Clearinghouse on the other, based on the market price of the shares of Common Stock during a periodic interval selected by Mr. C. L. Watson, the Chairman of the Board, Chief Executive Officer and President of the Issuer. The selection by such affiliate of the applicable price measurement period is defined to be a Determination in the relevant agreements (Exhibit 3.5(A) and Exhibit 3.5(B) to the Combination Agreement filed herewith as Exhibits 3 and 4, respectively, and which are hereby incorporated by reference herein in their entirety). The Reporting Person would be entitled to receive a maximum of 2,241,830 additional Contingent Shares of Common Stock if the trading price during the interval selected averages $12.25 or more. In general, the lower the trading price, the fewer Contingent Shares the Reporting Person and the other former Clearinghouse owners would receive. If the trading price during the interval chosen is $8.85 or less, the Reporting Person and other former Clearinghouse owners would receive no additional Contingent Shares of Common Stock. On February 29, 1996, the allocation period under the Combination Agreement expired and, as a result, the Reporting Person automatically was allotted 1,857,191 Contingent Shares of Common Stock.


            Lockup Agreements.  In connection with the execution and delivery
            -----------------
   of the Combination Agreement, the Reporting Person, British Gas and certain other former Clearinghouse stockholders agreed that from the Effective Time until January 1, 1997, they would not, directly or through affiliates, acquire any additional shares of Common Stock, subject to certain exceptions. The lockup agreement of the Reporting Person (the "Lockup Agreement") is attached hereto as Exhibit 5 and is incorporated by reference in its entirety. Each of the Reporting Person and British Gas also agreed that, for a period of 18 months following the Effective Time, it would not, directly or through affiliates, transfer or dispose of any shares of Common Stock, with certain exceptions.

            Ancillary Agreements.  New Trident Stockholders Agreement and
            --------------------
   Registration Rights. Hicks, Muse, Tate & Furst Incorporated ("HMTF"), the Reporting Person, British Gas and certain former Trident stockholders have entered into a

   Stockholders Agreement dated as of October 21, 1994 (the "New Trident Stockholders Agreement") which became effective as of the Effective Time. The terms of the New Trident Stockholders agreement provide that HMTF generally will be entitled to designate one individual to serve on the Issuer's Board of Directors during the two years following the Effective Time. The Reporting Person has agreed to vote its shares of Common Stock in favor of the nominee of HMTF to the issuer's board of directors.

            In addition, the New Trident Stockholders Agreement provides that certain minority stockholders of the Issuer (including HMTF) may participate in any sale of shares of Common Stock by specified major stockholders (including the Reporting Person, NOVA and British Gas) prior to January 1, 1997, subject to certain specified exceptions. The New Trident Stockholders Agreement also specifies certain registration rights under the Securities Act of 1933 (the "Securities Act") for minority stockholders other than the Reporting Person, NOVA and British Gas. The New Trident Stockholders Agreement is attached hereto as Exhibit 6 hereto and is incorporated herein by reference in its entirety.

            Clearinghouse Owners Stockholders Agreement and Registration Rights
            -------------------------------------------------------------------
   Agreement.  The Issuer and the former owners of Clearinghouse (including the
   ---------
   Reporting Person and British Gas) have entered into a Stockholders Agreement dated as of October 21, 1994 (the "Clearinghouse Owners Stockholders Agreement"), effective as of the Effective Time, providing that such stockholders will vote their shares of Common Stock, subject to certain conditions, to elect as the ten directors of the Issuer three designees of the Reporting Person, three designees of British Gas, two officers of the Issuer designated by the former owners of Clearinghouse other than the Reporting Person and NOVA and two independent directors, one of whom may be designated by HMTF pursuant to the New Trident Stockholders Agreement.

            The Clearinghouse Owners Stockholders Agreement also provides, among other things and subject to various conditions, exceptions, restrictions and limitations, that (i) the former owners of Clearinghouse (including the Reporting Person) will not vote their shares of Common Stock in favor of any amendment to the Issuer's Certificate of Incorporation or Bylaws, any merger involving the Issuer or certain other matters unless the Reporting Person (as long as it and its affiliates own at least 10% of the outstanding Common Stock) and British Gas (as long as it and its affiliates own at least 10% of the outstanding Common Stock) are in favor of such action, (ii) the former owners of Clearinghouse (including the Reporting Person) will not dispose of shares of Common Stock except as permitted by the Clearinghouse Owners Stockholders Agreement, and (iii) the former owners of Clearinghouse (including the Reporting Person) will have the preferential right to purchase a portion, generally equal to their percentage ownership of the outstanding shares of Common Stock, of issuance of the Issuer's capital stock by the Issuer.

            In addition, if the six month anniversary of the Determination occurs prior to the first anniversary of the Effective Time, then the former owners of Clearinghouse other than the Reporting Person and British Gas after such six months anniversary and prior to such first anniversary may elect, subject to certain restrictions, to sell to the Reporting Person and British Gas, in equal proportions, up to an aggregate of 4,412,409 shares of Common Stock (the "PEP Put"). Such former Clearinghouse owners also may sell, subject to certain restrictions, after the later of one year after the Effective Time or the sixth month anniversary of the Determination, up to an aggregate of 6,788,268 shares of Common Stock (reduced by the number of shares sold in the PEP Put) in certain public transactions subject to a preferential purchase right in favor of the Reporting Person and British Gas. Such former Clearinghouse owners may also, subject to certain restrictions, transfer shares to family members and certain trusts. Finally, the Clearinghouse Owners Stockholders Agreement gives the Reporting Person and its affiliates (so long as the Reporting Person owns at least 10% of the outstanding Common Stock) and British Gas and its affiliates (so long as British Gas owns at least 10% of the outstanding Common Stock) each the right to second up to five employees to the Issuer, although the Reporting person will remain liable for the employment costs of the seconded employees. The Clearinghouse Owners Stockholders Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference in its entirety.

            The Issuer and the former owners of Clearinghouse (including the Reporting Person) have entered into a registration rights agreement dated October 21, 1994 (the "Clearinghouse Owners Registration Rights Agreement" and, together with the New Trident Stockholders Agreement and the Clearinghouse Owners Stockholders Agreement, the "Ancillary Agreements"), effective as of the Effective Time, which grants the Reporting Person and British Gas certain rights to demand registration of their Common Stock under the Securities Act and grants the other former owners of Clearinghouse the right to have a portion of their Common Stock included in a shelf registration statement required to be filed by Trident pursuant to the terms of the Combination Agreement. In addition, in the event that the Issuer undertakes the registration of shares of Common Stock for its own account or for the account of any of its stockholders, the former owners of Clearinghouse (including the Reporting Person) have certain rights to have their Common Stock registered in connection therewith. However, the rights of the former owners of Clearinghouse under the Clearinghouse Owners Registration Rights Agreement are expressly subordinate to the registration rights of the minority holders under both the Stockholders Agreement and the New Trident Stockholders Agreement. The Clearinghouse Owners Registration Rights Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

            Other Provisions.  Although the stockholder voting provisions of
            ----------------
   the Clearinghouse Owners Stockholders Agreement relate only to the election of directors of the Issuer and certain extraordinary corporation transactions, if the former owners of Clearinghouse (including the Reporting Person) were to vote together as a group, they would have the ability to control the outcome of most matters submitted to a vote of the Issuer's stockholders. The Issuer's bylaws provide that the Issuer will not take certain actions unless approved by the affirmative vote of at least eight directors. Accordingly, the directors designated by the Reporting Person, on the one hand, and British Gas, on the other hand, will have the ability to block any of these specified actions. These actions include (i) any business combination or liquidation involving the Issuer or any of its subsidiaries, (ii) the issuance or purchase by the Issuer or any subsidiary of any Common Stock or other securities, (iii) the sale of substantially all of the assets of the Issuer, (iv) the payment of any dividends or distributions, (v) the amendment of the Issuer's charter or entry into any new line of business, and (vi) any transaction involving the expenditure or commitment by the Issuer of more than $5 million. The bylaws of the Issuer are attached hereto as Exhibit 9 and are incorporated herein by reference in their entirety.

            Appointment of New Directors and Executive Officers.  In connection
            ---------------------------------------------------
   with the Combination, all of the members of the Board of Directors of Trident (except Mr. Kenneth Harmonay) resigned, effective as of the closing of the Combination (except in the case of Mr. Thomas Hannan, whose resignation was effective as of March 10, 1995) and nine new directors were appointed to the Issuer's Board of Directors. Immediately following the closing of the Combination, the holders of a majority of the outstanding shares of Common Stock removed Mr. Kenneth Harmonay from the Board of Directors and appointed Mr. Daniel Dienstbier to the Board of Directors pursuant to a written consent. In addition, in connection with the Combination, certain executive officers of Trident resigned and were replaced by officers of Clearinghouse.

   Matters Arising From the Chevron Transaction
   --------------------------------------------

            On May 22, 1996, the Issuer, Chevron U.S.A. Inc. and Midstream Combination Corp. entered into a Combination Agreement and Plan of Merger ("Chevron Combination Agreement") providing for a combination of the Issuer with substantially all of Chevron Corporation's ("Chevron") midstream assets and certain strategic alliances (the "Chevron Combination"). As part of the agreement, a new company will be formed and merged with the Issuer. As part of such transaction, Chevron will receive approximately 25% of newly issued shares of the common stock of the surviving corporation. Accordingly, the Reporting Person's ownership will drop to approximately 25% of the common stock of the surviving corporation.

            A copy of the Chevron Combination Agreement is filed as Exhibit 10 to the Schedule 13D and is incorporated herein by reference.

            Voting Agreement.  In connection with the execution of the Chevron
            ----------------
   Combination Agreement, on May 22, 1996 the Reporting Person entered into a Voting Agreement with Chevron U.S.A. Inc. (the "Voting Agreement"), pursuant to which the Reporting Person has agreed to vote its shares at any meeting or action by written consent, and have agreed to execute a proxy in favor of Chevron to vote such Shares (i) in favor of the transactions provided for in the Chevron Combination Agreement and (ii) against any proposal (other than pursuant to the Chevron Combination Agreement) for the amendment of the Issuer's Certificate of Incorporation or Bylaws or any merger, consolidation, sale or purchase of assets, reorganization, recapitalization, liquidation or winding up of or by the Issuer or sale of all or substantially all of the stock or assets of a subsidiary of the Issuer, in any case, other than as permitted or contemplated by the Chevron Combination Agreement. The obligation of the Reporting Person under the Voting Agreement shall terminate on the earliest of (i) the Effective Time under and as defined in the Chevron Combination Agreement, (ii) the date of termination of the Chevron Combination Agreement in accordance with Article 13 thereof or (iii) December 31, 1996. Any proxy granted to Chevron under any of the Voting Agreement will be irrevocable for the term of the Voting Agreement and will be coupled with an interest.

              New NGC Stockholders Agreement.  Upon consummation of the
              ------------------------------
   transactions provided for in the Chevron Combination Agreement, the Clearinghouse Owners Stockholders Agreement will be terminated. NOVA Gas (U.S.), British Gas and Chevron have entered into a Stockholders Agreement dated May 22, 1996 (the "New NGC Stockholders Agreement"), which will become effective as of the Effective Time, which relates to certain voting arrangements, transfer restrictions, corporate governance and other matters.

              Board of Directors.  The parties to the New NGC Stockholders
              ------------------
   Agreement have agreed to vote their New NGC Common Stock, subject to certain conditions, to cause the New NGC Board of Directors to consist of 13 directors to be nominated as follows:

        (i)   each of the BG Group, NOVA Group and Chevron Group may nominate
        (A) three directors as long as it remains a Class A Group (as defined below); (B) two directors as long as it remains a Class B Group (as defined below); and (C) one director as long as it remains a Class C Group (as defined below);

        (ii) two members shall be officers of New NGC, the nomination of whom shall be as follows: (A) so long as his employment agreement so provides, the Chief Executive Officer of New NGC (1) shall be a member of the New NGC Board of Directors and (2) shall nominate another officer of New NGC; (B) if the Chief Executive Officer is no longer required to be a member of the New NGC Board of Directors pursuant to his employment agreement, then two officers of New NGC shall be nominated by the New Board of Directors;

        (iii) two members shall be independent directors, the nomination of whom shall be as follows: (A) one member shall be a nominee of HMTF to the extent required by the Trident Stockholders Agreement and one member shall be nominated by the New NGC Board of Directors; (B) at all other times, both such members shall be nominated by the New NGC Board of Directors;

        (iv) all other members, if any, shall be nominated and elected in accordance with applicable law.

              Pursuant to the New NGC Stockholders Agreement, (i) a "Class A Group" is defined as a Group that owns collectively at least 34,760,890 shares of New NGC

   Common Stock; (ii) a "Class B Group" is defined as a Group that owns collectively at least 23,173,926 shares of New NGC Common stock but less than 34,760,890 shares of New NGC Common Stock, and (iii) a "Class C Group" is defined as a Group that owns collectively at least 11,586,963 shares of New NGC Common Stock but less than 23,173,926 shares of New NGC Common Stock. Upon consummation of the Combination, the BG Group, the NOVA Group and the Chevron Group will each own 38,623,211 shares of New NGC Common Stock and, accordingly, will each be a Class A Group under the New NGC Stockholders Agreement. Consequently, the BG Group, NOVA Group and Chevron Group will each be entitled to designate three directors to serve on the New NGC Board of Directors based their ownership of New NGC Common Stock upon consummation of the Chevron Combination.

             Voting Arrangements on Certain Matters.  The parties to the New NGC
             --------------------------------------
   Stockholders Agreement have agreed not to vote in their capacity as stockholders in favor of any of the following matters unless each party that is a Class A Group informs each other Group that such Class A Group is in favor of such action: (i) any amendment to the New NGC Certificate of Incorporation or Bylaws; (ii) any sale of all or substantially all of the assets of New NGC, including any amendment to the terms of such sale; (iii) any merger or consolidation of New NGC with any person, or any liquidation or dissolution of New NGC, including any amendment to the terms of such merger, consolidation, liquidation or dissolution.

             Executive Committee.  The New NGC Stockholders Agreement provides
             -------------------
   that each of the BG Group, the NOVA Group and the Chevron Group, as along as any such Group is a Class A Group or a Class B Group, may designate one director as a member of the executive committee of the New NGC Board of Directors.

             Transfers Restrictions.  The New NGC Stockholders Agreement
             ----------------------
   generally prohibits transfers by the parties of shares of New NGC Common Stock prior to January 1, 1997. On or after January 1, 1997, the parties may transfer shares subject to certain preferential purchase rights in favor of the other Groups. Certain indirect transfers of shares of New NGC Common Stock also give rise to the preferential purchase rights. Transfers among members of a Group and certain other specified transfers are exempt from the restrictions.

             Restrictions on Certain Purchases and Agreements.  Subject to
             ------------------------------------------------
   certain exceptions, the parties of the New NGC Stockholders Agreement have agreed that prior to January 1, 1997, no party will acquire ownership of an additional shares of New NGC Common Stock. Any Group that is subject to the New NGC Stockholders Agreement that is contemplating acquiring additional shares of New NGC Common Stock must offer the other Groups the opportunity to participate in such acquisition so that each Group may, if it chooses, stay at the same ownership level as the other Groups. The parties to the New NGC Stockholders Agreement have agreed, subject to certain exceptions, not to enter into any voting trust or agreement or other stockholders agreement (other than the Trident

   Stockholders Agreement) with respect to the acquisition, disposition or voting of New NGC Common Stock.

             Term; Termination; Certain Waivers.  The New NGC Stockholders
             ----------------------------------
   Agreement will have an initial term of ten years commencing at the Effective Time, which may be extended up to three additional years by any Class A Group that provides notice to each other Group prior to the date 90 days prior to the tenth anniversary of the Effective Time. Upon expiration of the initial term (or any extension thereof, if applicable), the New NGC Stockholders Agreement will automatically renew on an annual basis for an additional year commencing on the last day of the initial term or, if extended, the last day of the renewal term, unless a party to the New NGC Stockholders Agreement objects not less than 90 days prior to the commencement of the renewal period or unless, in each case, the agreement is terminated earlier in the manner set forth below. The New NGC Stockholders Agreement shall terminate prior to the expiration of the initial term or any renewal term on (i) the first date on which all Groups that have rights under such agreement collectively own less than 30% of the New NGC Common Stock, (ii) the date of the dissolution, liquidation or winding up of New NGC without a successor corporation, (iii) ten business days following the date of the delivery to the other parties of a written termination notice executed by a Class A Group that then owns a number of shares of New NGC Common Stock in excess of 50% of the New NGC Common Stock, which notice shall include copies of a consent to such termination by each other Class A Group and (iv) ten business days following the date of the delivery to the other parties of a written notice executed by a Class A Group that owns 75% of the issued and outstanding shares of New NGC Common Stock. In general, the New NGC Stockholders Agreement may only be altered, supplemented, amended or waived by the written consent of each party.

             Joint Ventures.  For a period of two years from the Effective Time,
             --------------
   the written consent of each Class A Group will be required for the formation of any partnership or other business arrangement involving shared ownership between New NGC and any member of a Class A Group, provided that such consent will not be required for any such arrangement involving crude oil, or products refined from crude oil of NGLs or LPGs involving Caltex directly or through one or more members of the Chevron Group. Thereafter, no Group will, either directly or indirectly form any partnership or other business arrangement involving shared ownership between New NGC and any member of such
   Group without prior consultation with each Class A Group.    The Reporting
   Person intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions, including conditions in the Issuer's areas of operations. Based on such evaluation and review, the Reporting Person and NOVA will continue to consider various alternative courses of action, which could include, to the extent permitted by the agreements and arrangements described herein, purchasing additional Common Stock or, if circumstances warrant, reducing holdings of Common Stock of the Reporting Person and NOVA.

             Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's articles of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.
             ------------------------------------

   (a) In computing their respective aggregate percentage ownership of Common Stock and the percentages of Common Stock owned by the other parties to the Clearinghouse Owners Stockholders Agreement for purposes of this
        Schedule 13D, the Reporting Person and NOVA have relied on the annual report on Form 10-K for the fiscal year ended December 31, 1995, (file No.1-11156) in which the Issuer reported that 110,493,411 shares of Common Stock were to be outstanding. As of the close of business on February 29, 1996, the Reporting Person is the beneficial owner of 38,623,211 shares of Common Stock, constituting approximately 35.0% of the shares of Common Stock outstanding.

        In addition to the shares of Common Stock owned by the Reporting Person, an additional 55,470,489 shares of Common Stock (approximately 50.2%) are subject to the Clearinghouse Owners Stockholders Agreement. The Reporting Person and NOVA disclaim ownership of any of such shares of Common Stock.

        NOVA does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

   (b)  Subject to its obligations under the agreements described in this
        Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,623,211 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights, NOVA may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

   (c) Transactions in the shares of Common Stock by the Reporting Person in the sixty day period ended February 29, 1996, include only the issuance of an aggregate of 1,857,191 shares of Common Stock directly to the Reporting Person on the date of the Determination. NOVA acquired no shares of Common Stock directly in the sixty-day period ended February 29, 1996. The Reporting Person also provided a portion of the funds utilized by Trident to purchase Trident Common Stock in the tender offer which was completed immediately prior to the consummation of the Combination. See the description of such tender offer contained in Item 3 above, which is hereby incorporated by reference in its entirety in response to this Item 5.

   (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person and NOVA.

   (e)  Not applicable.


   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
             -------------------------------------------------------------

             The Reporting Person is a party to the Lockup Agreement and the Ancillary Agreements, which are attached as exhibits hereto and which are incorporated by reference in their entirety herein. In addition, the descriptions of such agreements, the Issuer's bylaws and the other agreements and arrangements of the Reporting Person with respect to the Common Stock and the Issuer set forth in Item 4 hereof are hereby incorporated by reference in their entirety in response to this Item 6.

             On May 22, 1996, the Issuer, Chevron U.S.A. Inc. and Midstream Combination Corp. entered into the Chevron Combination Agreement, providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances. (See Item 4.) As part of the agreement, a new company will be formed and merged with the Issuer. As part of such transaction, Chevron will receive approximately 25% of newly issued shares of the common stock of the surviving corporation. Accordingly, the Reporting Person's ownership will drop to approximately 25% of the common stock of the surviving corporation.

             A copy of the Chevron Combination Agreement is filed as Exhibit 10 to the Schedule 13D and are incorporated herein by reference.

             On May 22, 1996, the Reporting Person entered into (i) the New NGC Stockholders Agreement, which will become effective at the Effective Time (under and as defined in the Chevron Combination Agreement), and supersede the New Trident Stockholders Agreement in its entirety, and (ii) the Voting Agreement pursuant to which the Reporting Person has agreed to vote all of its shares of Common Stock at any meeting or action by written consent, and agreed to execute a proxy in favor of Chevron to vote such shares (i) in favor of the transactions contemplated by the Chevron Combination Agreement and (ii) against any other proposal for the amendment of the Issuer's Certificate of Incorporation or By-laws or any merger, consolidation, sale or purchase of assets, reorganization, recapitalization, liquidation or winding up of or by the Issuer or sale of all or substantially all of the stock or assets of a subsidiary of the Issuer, in any case other than as permitted or contemplated by the Chevron Combination Agreement. (See Item 4.)

             Copies of the Chevron Combination Agreement, the Stockholders and the Voting Agreement are filed as Exhibits 10, 11 and 12 to this Schedule 13D and are incorporated hereby reference.

             At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person or NOVA.

   Item 7.   Materials to be filed as Exhibits.
             ---------------------------------

        1.   Agreement of Joint Filing (previously filed).

        2. Combination Agreement and Plan of Merger, dated as of October 21, 1994, among Trident NGL Holding, Inc., Natural Gas Clearinghouse, British Gas General Partner Inc., British Gas Limited Partner Inc., British Gas NGC L.P., NOVA NGC Inc., Participating Employee Partners, C.L. Watson, Inc., Stephen W. Bergstrom, Inc., Gilbert Burciaga, Inc., A.R. Cipriani, Jr., Inc., David C. Feldman, Inc., James T. Hackett, Inc., H. Keith Kaelber, Inc., Kenneth E. Randolph, Inc., Donald R. Sinclair, Inc. and Jacob S. Ulrich, Inc. (incorporated by reference to Exhibit 2.2 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        3. Exhibit 3.5(A) to the Combination Agreement and Plan of Merger (incorporated by reference to Exhibit 4.20 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        4. Exhibit 3.5(B) to the Combination Agreement and Plan of Merger (incorporated by reference to Exhibit 4.21 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        5. Lockup Agreement, dated October 21, 1994, executed by NOVA Gas Services (U.S.) Inc. in favor of Trident NGL Holding, Inc. (incorporated by reference to Exhibit 10.36 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        6. Stockholders Agreement, dated as of October 21, 1994, among Trident NGL Holding, Inc., Hicks, Muse, Tate & Furst Incorporated, BG Holdings, Inc., NOVA Gas Services (U.S.) Inc. and certain other stockholders (incorporated by reference to Exhibit 10.50 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        7. Stockholders Agreement, dated as of October 21, 1994, among Trident NGL Holding, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.49 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        8. Registration Rights Agreement, dated as of October 21, 1994, among Trident NGL Holding, Inc., BG Holdings, Inc., NOVA Gas Services (U.S.) Inc., C.L. Watson, Stephen W. Bergstrom, Gilbert Burciaga, A.R. Cipriani, Jr., David C. Feldman, Inc., James T. Hackett, H. Keith Kaelber, Kenneth E. Randolph, Donald R. Sinclair, and Jacob
              S. Ulrich (incorporated by reference to Exhibit 10.51 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        9. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 of Trident's Registration Statement on Form S-4 (registration number 33-88902)).

        10. Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 22, 1996.

        11. Stockholders Agreement (incorporated by reference to Exhibit 10.44 to Midstream Combination Corp.'s Registration Statement on Form S-4, Registration Number 333-09419).

        12.   Voting Agreement.

             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

   Dated:  August 26, 1996.

                             NOVA CORPORATION


                             By: /s/ Jack S. Mustoe
                                 ---------------------------------
                                 Name:  Jack S. Mustoe
                                 Title: Senior Vice President and
                                        General Counsel


                             NOVA GAS SERVICES (U.S.) INC.



                             By: /s/ Richard Milner
                                 ---------------------------------
                                 Name:  Richard Milner
                                 Title:  Director

                             CUSIP NO. 895926 10 3


                                  SCHEDULE I
                                  ----------


             The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each officer and director of NOVA Gas Services (U.S.) Inc. Unless otherwise indicated, the address of each officer and director is the address of his/her employer.


                                                                        Employment Information
                                                   ------------------------------------------------------------
        Name                   Citizenship         Occupation             of Employer                Employer
        ----                   -----------         ----------             -----------                --------

   Carpenter, David A.         United States       Secretary and          NOVA Gas Services          See Item 2
                                                   Treasurer of           (U.S.) Inc.
                                                   NOVA Gas Services      690 Mechanic Street
                                                   (U.S.) Inc.            Leominster, MA  01453

   Milner, Richard C.          Canada              Senior Vice            NOVA Corporation           See Item 2
                                                   President of           36th Floor
                                                   NOVA Corporation       801 7th Avenue, S.W.
                                                                          Calgary, Alberta
                                                                          T2P 2NP

   Umlah, John R.              United States       President of           NOVA Gas Services          See Item 2
                                                   NOVA Gas Services      (U.S.) Inc.
                                                   (U.S.) Inc.            690 Mechanic Street
                                                                          Leominster, MA  01453

                             CUSIP NO. 895926 10 3


                                  SCHEDULE II
                                  -----------


             The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each officer and director of NOVA Corporation ("NOVA"). Unless otherwise indicated, the address of each officer and director is the address of their employer.


                                                                             Employment Information
                                                 --------------------------------------------------------------------------

                                                                             Name and Address           Business of
Name                            Citizenship      Occupation                  of Employer                Employer
- ----                            -----------      ----------                  ----------------           -----------
Boer, Dr. F. Peter              United States    President and               Tiger Scientific, Inc.     Specialty Chemicals
                                                 Chief Executive             47 Country Road S.
                                                 Officer of                  Boyton Beach, Florida
                                                 Tiger Scientific,           33436
                                                 Inc.

Boivin, Mr. Daniel W.           Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President of                23rd Floor
                                                 NOVA                        645 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 4G8

Coleman, Mr. Ronald B.          Canada           President of                R.B. Coleman Consulting    Oil and gas
                                                 R.B. Coleman                Co. Ltd.                   activities
                                                 Consulting Co.              1710 Bow Valley Square
                                                 Ltd.                        2
                                                                             205 5th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 2V7

Day, Sir J. Graham              United           Retired                     P.O. Box 423               __
                                Kingdom/         Businessman                 18 Avon Street
                                Canada                                       Hanisport, Nova Scotia
                                                                             B0P 1P0

Dennis, Mrs. Joan A.            Canada           Assistant                   NOVA Corporation           See Item 2
                                                 Secretary and               36th Floor
                                                 Secretary to                801 7th Avenue S.W.
                                                 the Board of                Calgary, Alberta
                                                 Directors of                T2P 2N6
                                                 NOVA

                                                                   Page 20 of 30

                                                                             Employment Information
                                                 --------------------------------------------------------------------------

                                                                             Name and Address           Business of
Name                            Citizenship      Occupation                  of Employer                Employer
- ----                            -----------      ----------                  ----------------           -----------
Finn, Mr. Gerry J.              Canada           Vice President              NOVA Corporation           See Item 2
                                                 of Government               34th Floor
                                                 Relations of                801 7th Avenue S.W.
                                                 NOVA                        Calgary, Alberta
                                                                             T2P 2N6

Grant, Ms. Rhondda E.S.         Canada           Corporate                   NOVA Corporation           See Item 2
                                                 Secretary                   31st Floor
                                                                             801 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 2N6

Grant, Mr. John D.              Canada           Vice President              NOVA Corporation           See Item 2
                                                 of Tax Services             30th Floor
                                                 of NOVA                     801 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 2N6

Healy, Mr. J. Joseph            Canada           President                   Hemco Corp.                Real Estate
                                                                             6030 88 Street             Development
                                                                             Edmonton, Alberta
                                                                             T4J 2N4

Hotchkiss, Mr. Harley N.        Canada           President and               Spartan Resources Ltd.     Investments
                                                 Director of                 1206 Dome Tower
                                                 Spartan                     333 7th Avenue S.W.
                                                 Resources Ltd.              Calgary, Alberta
                                                                             T2P 2Z1

Jespersen, Mr. C. Kent          Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President,                  18th Floor
                                                 Natural Gas                 645 Seventh Avenue,
                                                 Services of                 S.W.
                                                 NOVA                        Calgary, Alberta
                                                                             T2P 4G8

Jewison, Mr. Patrick D.         Canada           Vice President              NOVA Corporation           See Item 2
                                                 and Controller              30th Floor
                                                 of NOVA                     801 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 2N6


                                                                             Employment Information
                                                 --------------------------------------------------------------------------

                                                                             Name and Address           Business of
Name                            Citizenship      Occupation                  of Employer                Employer
- ----                            -----------      ----------                  ----------------           -----------
Lipton, Mr. Jeffrey M.          Canada           President and               NOVA Corporation           See Item 2
                                                 Chief Operating             36th Floor
                                                 Officer of                  801 7th Avenue S.W.
                                                 NOVA                        Calgary, Alberta
                                                                             T2P 2N6

MacDonald, Mr. Lawrence A.      Canada           Vice President              NOVA Corporation           See Item 2
                                                 and Chief                   34th Floor
                                                 Information                 801 7th Avenue S.W.
                                                 Officer                     Calgary, Alberta
                                                                             T2P 2N6

MacLeod, Mr. John M.            Canada           Director of                 25th Floor, Bow Valley     Self-Employed
                                                 NOVA, Trimac                Square 2
                                                 Limited,                    205 5th Avenue S.W.
                                                 Wascana                     Calgary, Alberta
                                                 Energy Inc.,                T2P 2V7
                                                 Sun Life
                                                 Assurance
                                                 Company of
                                                 Canada and
                                                 Advisor to
                                                 Alberta
                                                 Northeast
                                                 Gas Limited

McConaghy, Mr. Dennis J.        Canada           Vice President,             NOVA Corporation           See Item 2
                                                 Corporate                   34th Floor
                                                 Development                 645 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 4G8

Milavsky, Mr. Harold P.         Canada           Chairman of                 Quantico Capital Corp.     Development and
                                                 Quantico                    1920 Bankers Hall          Management of
                                                 Capital Corp.               855 2nd Street S.W.        Commercial Income
                                                 and Chairman                Calgary, Alberta           Properties
                                                 of the                      T2P 4J7
                                                 Executive
                                                 Committee of
                                                 Trizec
                                                 Corporation
                                                 Ltd.


                                                                             Employment Information
                                                 --------------------------------------------------------------------------

                                                                             Name and Address           Business of
Name                            Citizenship      Occupation                  of Employer                Employer
- ----                            -----------      ----------                  ----------------           -----------
Milne, Mr. Thomas G.            Canada           Vice President,             NOVA Corporation           See Item 2
                                                 Treasury                    31st Floor
                                                 Services of                 801 7th Avenue S.W.
                                                 NOVA                        Calgary, Alberta
                                                                             T2P 2N6

Milner, Mr. Richard C.          Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President of                18th Floor
                                                 NOVA                        645 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 4G8

Mustoe, Mr. Jack S.             Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President and   General     36th Floor
                                                 Counsel of                  801 7th Avenue S.W.
                                                 NOVA                        Calgary, Alberta
                                                                             T2P 2N6

Newall, Mr. J.E.                Canada           Vice Chairman   and Chief   NOVA Corporation           See Item 2
                                                 Executive                   36th Floor
                                                 Officer of                  801 7th Avenue S.W.
                                                 NOVA                        Calgary, Alberta
                                                                             T2P 2N6

O'Brien, Ms. Sheila H.          Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President,                  36th Floor
                                                 Human                       801 7th Avenue S.W.
                                                 Resources                   Calgary, Alberta
                                                                             T2P 2N6

Pappas, Dr. Nicholas            United States    President and               Rollins Environment        Hazardous Waste
                                                 Chief Operating             Services, Inc.             Treatment and
                                                 Officer of                  1 Rollins Plaza            Management
                                                 Rollins                     Wilmington, Delaware
                                                 Environmental               19803
                                                 Services, Inc.

Pierce, Mr. Robert L.           Canada/          Chairman,                   Foothills Pipe Line Ltd.   Pipeline
                                United States    Chief     Executive         33rd Floor                 Transportation
                                                 Officer and a               707 8th Avenue S.W.
                                                 Director of                 Calgary, Alberta
                                                 Foothills Pipe              T2P 3V3
                                                 Line Ltd.


                                                                             Employment Information
                                                 --------------------------------------------------------------------------

                                                                             Name and Address           Business of
Name                            Citizenship      Occupation                  of Employer                Employer
- ----                            -----------      ----------                  ----------------           -----------
Poole, Mr. A. Terence           Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President and               36th Floor
                                                 Chief Financial             801 7th Avenue S.W.
                                                 Officer of                  Calgary, Alberta
                                                 NOVA                        T2P 2N6

Rennie, Mrs. Janice Gaye        Canada           Business                    6908 Fulton Drive          Commercial Real
                                                 Consultant and              Edmonton, Alberta          Estate Development
                                                 Advisor                     T6A 3V5

Ritchie, Mr. Cedric E.          Canada           Director of The             The Bank of Nova Scotia    Banking
                                                 Bank of Nova                44 King Street West
                                                 Scotia                      Scotia Plaza
                                                                             Toronto, Ontario
                                                                             M5H 1H1

Simpson, Mr. Bruce W.           Canada           Senior Vice                 NOVA Corporation           See Item 2
                                                 President of                35th Floor
                                                 NOVA                        801 7th Avenue S.W.
                                                                             Calgary, Alberta
                                                                             T2P 2N6

Wexler, Ms. Anne A.             United States    Chairman and                The Wexler Group           Government
                                                 Chief Executive             1317 F Street N.W.         Relations and Public
                                                 Officer                     Suite 600                  Affairs
                                                                             Washington, D.C.  20004

                                                                   Page 24 of 30
                                 EXHIBIT INDEX


                                                                                          Sequentially
   Exhibit                                                                               Numbered Page
   -------                                                                               -------------
   1.   Agreement of Joint Filing (previously filed with original 13D).


   2.   Combination Agreement and Plan of Merger, dated as of October 21,
        1994, among Trident NGL Holding, Inc., Natural Gas Clearinghouse,
        British Gas General Partner Inc., British Gas Limited Partner Inc.,
        British Gas NGC L.P., NOVA NGC Inc., Participating Employee Partners,
        C.L. Watson, Inc., Stephen W. Bergstrom, Inc., Gilbert Burciaga, Inc.,
        A.R. Cipriani, Jr., Inc., David C. Feldman, Inc., James T. Hackett,
        Inc., H. Keith Kaelber, Inc., Kenneth E. Randolph, Inc., Donald R.
        Sinclair, Inc. and Jacob S. Ulrich, Inc. (incorporated by reference to
        Exhibit 2.2 of Trident's Registration Statement on Form S-4
        (registration number 33-88902)).

   3.   Exhibit 3.5(A) to the Combination Agreement and Plan of Merger
        (incorporated by reference to Exhibit 4.20 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

   4.   Exhibit 3.5(B) to the Combination Agreement and Plan of Merger
        (incorporated by reference to Exhibit 4.21 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

   5.   Lockup Agreement, dated October 21, 1994, executed by NOVA Gas Services
        (U.S.) Inc. in favor of Trident NGL Holding, Inc. (incorporated by reference to Exhibit 10.36 of Trident's Registration Statement on Form
        S-4 (registration number 33-88902)).

   6.   Stockholders Agreement, dated as of October 21, 1994, among Trident NGL
        Holding, Inc., Hicks, Muse, Tate & Furst Incorporated, BG Holdings,
        Inc., NOVA Gas Services (U.S.) Inc. and certain other stockholders
        (incorporated by reference to Exhibit 10.50 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

   7.   Stockholders Agreement, dated as of October 21, 1994, among Trident NGL
        Holding, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.49 of Trident's Registration Statement on Form S-4
        (registration number 33-88902)).

   8.   Registration Rights Agreement, dated as of October 21, 1994, among
        Trident NGL Holding, Inc., BG Holdings, Inc., NOVA Gas Services (U.S.)
        Inc., C.L. Watson, Stephen W. Bergstrom, Gilbert Burciaga, A.R.
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                                                                   Page 25 of 30
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

                                                                                          Sequentially
   Exhibit                                                                               Numbered Page
   -------                                                                               -------------
        Cipriani, Jr., David C. Feldman, Inc., James T. Hackett, H. Keith
        Kaelber, Kenneth E. Randolph, Donald R. Sinclair, and Jacob S. Ulrich
        (incorporated by reference to Exhibit 10.51 of Trident's Registration
        Statement on Form S-4 (registration number 33-88902)).

   9. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 of Trident's Registration Statement on Form S-4
        (registration number 33-88902)).

   10. Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 22, 1996).

   11.  Stockholders Agreement (incorporated by reference to Exhibit 10.44 to
        Midstream Combination Corp.'s Registration Statement on Form S-4,
        Registration Number 333-09419.

   12.  Voting Agreement.                                                                     26
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